Exhibit 99.1

Brookfield Renewable Energy Partners L.P.

News Release

Investors, analysts and other interested parties can access Brookfield Renewable’s 2014 fourth quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2014 fourth quarter results conference call can be accessed via webcast on February 6, 2015 at 9:00 a.m. EST at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 1557#) until March 6, 2015.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE ANNOUNCES 7% DISTRIBUTION INCREASE
Completes record year of growth and enhances leadership with senior management appointments

HAMILTON, Bermuda, February 6, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three months and year ended December 31, 2014, as well as a quarterly distribution increase and appointments to its senior management team.

Quarterly Distribution Increase

The Board of Directors has approved an increase in the quarterly distribution to $0.415 or $1.66 per limited partnership unit (“LP Unit”) on an annualized basis, an increase of 7% from the prior level.

“We are pleased to have delivered an attractive total return to shareholders and to announce this increase in the distribution reflecting our strong cash flow profile and organic growth prospects,” said Richard Legault, Chief Executive Officer. “Brookfield Renewable completed another successful year in which we acquired or announced additions of more than 1,300 megawatts of new capacity, including scale acquisitions in Europe and Brazil. Our expansion into key new markets, diversification into new technologies and the cash flow upside tied to rising power prices bode well for future performance.”

Senior Management Appointments

The Board of Brookfield Renewable is pleased to announce that Sachin Shah has been named President and Chief Operating Officer. Mr. Shah joined Brookfield Asset Management in 2002 and has held a number of senior management positions. Mr. Shah joined Brookfield Renewable in 2011 as its Chief Financial Officer and has been instrumental in the implementation of the company’s business strategy. Mr. Shah will report to Richard Legault, Chief Executive Officer.

The Board is also pleased to announce that Nicholas (Nick) Goodman has been named Chief Financial Officer. Mr. Goodman, a Chartered Accountant, joined Brookfield Asset Management in 2010 after eight years in the banking sector. He served as Chief Financial Officer of Brookfield’s European Operations before joining Brookfield Renewable in 2014 as Senior Vice-President, Finance.

“It gives me great satisfaction to announce the appointment of two proven professionals to key leadership positions,” said Mr. Legault. “We are first and foremost focused on operational excellence and growth in shareholder value. I am confident that in their new roles, Sachin and Nick will continue to build a strong organization that delivers on these objectives.”

Financial Results

Unaudited
US$ millions	Three months ended		Year ended
(except per unit or otherwise noted)	December 31		December 31
	2014	2013	2014	2013
Generation (GWh)
- Total	5,839	5,268	22,548	22,222
- Brookfield Renewable's share	4,699	4,475	18,173	18,927
Revenues	$408	$393	$1,704	$1,706
Adjusted EBITDA(1)	$273	$272	$1,216	$1,208
Funds From Operations (FFO)(1)	$116	$137	$560	$594
FFO per unit(1)(2)	$0.42	$0.52	$2.07	$2.24
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review for the year ended December 31, 2014”.
(2)
For the three and twelve months ended December 31, 2014 weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.6 million and 271.1 million, respectively (2013: 265.3 million and 265.2 million, respectively).

Review of Operations

Generation levels during the three months ended December 31, 2014 totaled 5,839 gigawatt hours (GWh) compared to the long-term average of 5,770 GWh, an increase of 571 compared to the same period in the prior year.

The hydroelectric portfolio generated 4,943 GWh, consistent with the long-term average of 4,914 GWh and an increase of 393 GWh from the same period in the prior year. Generation from existing hydroelectric assets was 4,634 GWh compared to 4,550 GWh in Q4 2013.  The variance in results from existing facilities reflects strong inflows in Ontario and improved hydrological conditions in New England and Louisiana, partly offset by a return to more normal inflows in New York, Tennessee and North Carolina. In Brazil, generation for the quarter was below assured levels due to continued drought-like conditions, but was partially offset by participation in the national balancing pool and by successful marketing initiatives which captured high selling prices for uncontracted generation. Facilities acquired and commissioned in 2014 contributed 309 GWh.

The wind portfolio generated 840 GWh in the fourth quarter, very close to the long-term average of 852 GWh and an increase of 337 GWh when compared to Q4 2013. Generation from existing assets was higher compared to the prior year due to improved wind conditions across the United States portfolio. The wind portfolio in Ireland, which was acquired in June 2014, contributed 299 GWh.

Adjusted EBITDA for the fourth quarter was $273 million and FFO was $116 million, compared to $272 million and $137 million, respectively, in the same period in the prior year.

For the year ended December 31, 2014, total generation was 22,548 GWh compared to the long-term average of 23,296 GWh and to 22,222 GWh in the prior year. Adjusted EBITDA was $1,216 million and FFO was $560 million, compared to $1,208 million and $594 million, respectively, in the prior year.

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended December 31	2014	2013	2014	LTA	Prior Year
Hydroelectric generation
United States	2,434	2,226	2,796	(362)	208
Canada	1,714	1,401	1,218	496	313
Brazil	795	923	900	(105)	(128)
	4,943	4,550	4,914	29	393
Wind Energy
United States	230	175	274	(44)	55
Canada	311	328	343	(32)	(17)
Europe	299	-	235	64	299
	840	503	852	(12)	337
Other	56	215	4	52	(159)
Total generation (2)	5,839	5,268	5,770	69	571
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	Includes 100% of generation from equity-accounted investments.

Recent Highlights

•
Brookfield Renewable, with its institutional partners, entered into an agreement to acquire a 488 megawatt diversified renewable energy portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The transaction will increase Brookfield Renewable’s installed capacity in Brazil by approximately 70% and is expected to close in the first quarter of 2015.

•
Brookfield Renewable, with its institutional partners, entered into an agreement to acquire two advanced hydro development projects totaling 47 megawatts, located on the Verde River in the state of Mato Grosso do Sul, Brazil. The transaction is expected to close in the first quarter of 2015. The projects have all permits required to begin construction, which is expected to begin in 2015.

•
In Ireland, the 88 megawatt Knockacummer and 37 megawatt Killhills projects are substantially completed and started generating revenue in the quarter. Our 12 megawatt Glentane 2 project remains on schedule to begin commercial operations in July 2015.

•
During the quarter, Brookfield Renewable completed $1.0 billion of financing activity to refinance existing obligations, extend maturities and enhance its capital structure. Liquidity at year-end remained strong at $1.0 billion, providing the financial resources and flexibility to fund ongoing growth initiatives.

Distribution Declaration

The next quarterly distribution in the amount of $0.415 per LP Unit, is payable on March 31, 2015 to unitholders of record as at the close of business on February 27, 2015. This distribution, 7% higher than last year, is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60% to 70% of FFO, with increases targeted on average at 5% to 9% annually.
The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Distribution Currency Option

The quarterly distributions payable on LP Units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended December 31, 2014 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,700 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; the risk that we may be deemed an “investment company” under the Investment Company Act; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to weather generally at any biomass cogeneration facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; risks relating to the increasing amount of uncontracted generation in our portfolio; exposure to additional costs as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Latin American and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions, including transactions that have been announced by not yet closed; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to February 6, 2015, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither  Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

_________________________________________________

GENERATION FOR THE YEAR ENDED DECEMBER 31, 2014

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the year ended December 31	2014	2013	2014	LTA	Prior Year
Hydroelectric generation
United States	10,293	10,082	10,785	(492)	211
Canada	5,570	5,494	5,132	438	76
Brazil	3,371	3,656	3,614	(243)	(285)
	19,234	19,232	19,531	(297)	2
Wind energy
United States	1,170	1,145	1,394	(224)	25
Canada	1,042	1,075	1,197	(155)	(33)
Europe(2)	891	-	826	65	891
	3,103	2,220	3,417	(314)	883
Other	211	770	348	(137)	(559)
Total generation(3)	22,548	22,222	23,296	(748)	326
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 was recorded in the second quarter of 2014.

(3)	Includes 100% of generation from equity-accounted investments.

FINANCIAL REVIEW FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2014

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations for the three and twelve months ended December 31, 2014:

	Three months ended Dec 31		Year ended Dec 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013
Revenues	$408	$393	$1,704	$1,706
Other income	2	6	10	11
Share of cash earnings from equity-accounted investments	1	2	26	21
Direct operating costs	(138)	(129)	(524)	(530)
Adjusted EBITDA(1)	273	272	1,216	1,208
Fixed earnings adjustment(2)	-	-	11	-
Interest expense - borrowings	(106)	(97)	(415)	(410)
Management service costs	(13)	(9)	(51)	(41)
Current income tax expense	1	(4)	(18)	(19)
Less: cash portion of non-controlling interests
Preferred equity	(9)	(10)	(38)	(37)
Participating non-controlling interests - in operating
subsidiaries	(30)	(15)	(145)	(107)
Funds From Operations(1)	116	137	560	594
Less: adjusted sustaining capital expenditures(3)	(15)	(14)	(58)	(56)
Adjusted Funds From Operations(1)	101	123	502	538
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)	Based on long-term sustaining capital expenditure plans.

GENERATION AND FINANCIAL REVIEW ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table illustrates generation results for the three months ended December 31, 2014 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric generation
United States	1,131	524	54	1,709	725	2,434
Canada	1,617	39	22	1,678	36	1,714
Brazil	691	16	20	727	68	795
	3,439	579	96	4,114	829	4,943
Wind energy
United States	61	37	-	98	132	230
Canada	311	-	-	311	-	311
Europe	-	120	-	120	179	299
	372	157	-	529	311	840
Other	56	-	-	56	-	56
Total generation - 2014	3,867	736	96	4,699	1,140	5,839
Total generation - 2013	3,982	410	83	4,475	793	5,268
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

The following table illustrates our financial results for the three months ended December 31, 2014, including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$284	$53	$-	$337	$71		$408
Other income	2	-	-	2	-		2
Share of cash earnings from equity-
accounted investments	-	-	1	1	-		1
Direct operating costs	(97)	(17)	-	(114)	(24)		(138)
Adjusted EBITDA(1)	189	36	1	226	47		273
Interest expense - borrowings	(66)	(21)	-	(87)	(19)		(106)
Management service costs	(13)	-	-	(13)	-		(13)
Current income taxes	(2)	1	-	(1)	2		1
Preferred equity	(9)	-	-	(9)	-		(9)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(30)	(2)	(30)
Funds From Operations - 2014(1)	$99	$16	$1	$116	$-		$116
Funds From Operations - 2013(1)	$132	$3	$2	$137	$-		$137
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ Funds From Operations.

The following table illustrates generation results for the year ended December 31, 2014 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric generation
United States	5,021	2,258	221	7,500	2,793	10,293
Canada	5,326	51	87	5,464	106	5,570
Brazil	2,956	65	78	3,099	272	3,371
	13,303	2,374	386	16,063	3,171	19,234
Wind energy
United States	315	185	-	500	670	1,170
Canada	1,042	-	-	1,042	-	1,042
Europe(2)	-	357	-	357	534	891
	1,357	542	-	1,899	1,204	3,103
Other	211	-	-	211	-	211
Total generation - 2014	14,871	2,916	386	18,173	4,375	22,548
Total generation - 2013	16,817	1,657	453	18,927	3,295	22,222
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

The following table illustrates our financial results for the year ended December 31, 2014, including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$1,152	$262	$-	$1,414	$290		$1,704
Other income	10	-	-	10	-		10
Share of cash earnings from equity-
accounted investments	-	-	26	26	-		26
Direct operating costs	(385)	(58)	-	(443)	(81)		(524)
Adjusted EBITDA(1)	777	204	26	1,007	209		1,216
Fixed earnings adjustment(2)	-	11	-	11	-		11
Interest expense - borrowings	(277)	(73)	-	(350)	(65)		(415)
Management service costs	(51)	-	-	(51)	-		(51)
Current income taxes	(18)	(1)	-	(19)	1		(18)
Preferred equity	(38)	-	-	(38)	-		(38)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(145)	(3)	(145)
Funds From Operations - 2014(1)	$393	$141	$26	$560	$-		$560
Funds From Operations - 2013(1)	$471	$102	$21	$594	$-		$594
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)	Represents third party interests’ Funds From Operations.